EXHIBIT 99.4J
GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER
This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is shown on the Data Page. In the case of a conflict with any provision in the contract, the provisions of this rider will control. The initial charge for this rider is shown on the Data Page. You may cancel this rider anytime after the 5th Contract Anniversary.
RIDER BENEFITS
We guarantee that a specified amount may be partially surrendered and/or partially annuitized each Contract Year regardless of the accumulated value, subject to the terms and conditions of this rider. The charge for this rider is shown on the Data Page.
DEFINITIONS
WITHDRAWAL BENEFIT PAYMENT is the amount guaranteed to be available for partial surrender and/or partial annuitization each Contract Year.
EXCESS WITHDRAWAL is the portion of a partial surrender and Surrender Charges, if any, and/or partial annuitization that exceeds the Withdrawal Benefit Payment.
WITHDRAWAL BENEFIT BASE is the amount on which the Withdrawal Benefit Payment is based.
REMAINING WITHDRAWAL BENEFIT BASE is the total amount that is available for future Withdrawal Benefit Payments.
GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB)
This rider provides a guaranteed minimum withdrawal benefit. You may withdraw a “For Life” Withdrawal Benefit Payment or “Investment Back” Withdrawal Benefit Payment.
1.	We guarantee a “For Life” Withdrawal Benefit Payment, which guarantees an annual percentage of the For Life Withdrawal Benefit Base on and after the Contract Anniversary following the oldest Owner’s (or older Annuitant’s if the Owner is not a natural person) age 59 1/2. The annual percentage is set forth in the Withdrawal Benefit Payment Calculation section. All amounts surrendered (and surrender charges if any) and/or annuitized prior to the Contract Anniversary following the oldest Owner’s (or older Annuitant’s if the Owner is not a natural person) age 59 1/2 are treated as Excess Withdrawals when calculating the For Life withdrawal option. The For Life withdrawal option continues until the Owner’s (or Annuitant’s if the Owner is not a natural person) death, or until the For Life Withdrawal Benefit Base is zero.

2.	We guarantee an “Investment Back” Withdrawal Benefit Payment, which guarantees up to 7% annually of the Investment Back Withdrawal Benefit Base. The Investment Back withdrawal option continues until the Investment Back Remaining Withdrawal Benefit Base is zero.
You do not elect the For Life withdrawal option or the Investment Back withdrawal option. Instead, You may make a partial surrender and/or partial annuitization for the amount You desire, and We adjust the Withdrawal Benefit Payment, Withdrawal Benefit Base, and the Remaining Withdrawal Benefit Base associated with each withdrawal option, as described in the calculation provisions below.
The amount and timing of partial surrenders and/or partial annuitizations affect the For Life withdrawal option differently from the Investment Back withdrawal option.
This rider does not restrict or change Your partial surrender and/or partial annuitization rights under the contract. However, Excess Withdrawals will affect the benefits of this rider.

If Your contract accumulated value is zero:
1.	You must elect either a For Life or an Investment Back Withdrawal Benefit Payment. You may elect to receive annual payments or more frequent payments that are acceptable to Us.

2.	The Withdrawal Benefit Payment rights under this rider will continue, but all other rights and benefits under the this rider and contract, including death benefits, will terminate; and

3.	No additional premium payments will be accepted.
WITHDRAWAL BENEFIT PAYMENT CALCULATION
The Withdrawal Benefit Payment for the For Life withdrawal option and the Investment Back withdrawal option is calculated on the Contract Date and on each Contract Anniversary thereafter.
The Withdrawal Benefit Payment is calculated as a percentage of the Withdrawal Benefit Base. The percentage for the Investment Back withdrawal option is 7%. The percentage for the For Life withdrawal option is locked in at the time of Your first partial surrender or partial annuitization and is determined by the age of the youngest Owner* on the date of the first partial surrender or partial annuitization as set forth below:

Age of youngest Owner* at	For Life withdrawal option
first partial surrender or partial annuitization	percentage
45-49	3.50%
50-54	4.00%
55-59	4.50%
60-69	5.00%
70-74	5.50%
75-79	6.00%
80+	6.50%

*	Annuitant if the Owner is not a natural person.
You are not required to make a partial surrender or partial annuitization of any or all of the Withdrawal Benefit Payment in a Contract Year. While You are not required to surrender and/or partially annuitize the available Withdrawal Benefit Payment, any remaining Withdrawal Benefit Payment does not carry over to the next Contract Year.
Excess Withdrawals reduce Your Withdrawal Benefit Payments.
WITHDRAWAL BENEFIT BASE CALCULATION
The Withdrawal Benefit Base is calculated on the Contract Date and on each Contract Anniversary the rider is in force. On the Contract Date, the Withdrawal Benefit Base equals premium payments made. Additional premium payments made during any Contract Year plus any applicable GMWB Bonus will increase the Withdrawal Benefit Base.
If no Excess Withdrawals are made during a Contract Year, the Withdrawal Benefit Base will not decrease because of partial surrenders and/or partial annuitizations.
If Excess Withdrawals are made during a Contract Year, the Withdrawal Benefit Base is reduced by the greater of:
1.	the Excess Withdrawals; and

2.	the result of (a. divided by b.), multiplied by c., where:
a.	is the amount partially surrendered (including Surrender Charges, if any) and/or partially annuitized in excess of the Withdrawal Benefit Payment remaining prior to the partial surrender and/or partial annuitization;

b.	is the accumulated value after the Withdrawal Benefit Payment is deducted, but prior to the excess amount being partially surrendered or partially annuitized; and

c.	is the Withdrawal Benefit Base prior to the adjustment for the excess amount.

REMAINING WITHDRAWAL BENEFIT BASE CALCULATION
The Remaining Withdrawal Benefit Base is calculated on the Contract Date, and on each day that additional premium payments, partial surrenders and/or partial annuitizations are made, and when any applicable GMWB Bonus is credited. On the Contract Date, the Remaining Withdrawal Benefit Base equals premium payments made. Premium payments and any applicable GMWB Bonuses increase the Remaining Withdrawal Benefit Base; partial surrenders (including Surrender Charges, if any) and partial annuitizations decrease the Remaining Withdrawal Benefit Base.
The amount of a partial surrender (including Surrender Charges, if any) and/or partial annuitization that does not exceed the Withdrawal Benefit Payment will be deducted from the Remaining Withdrawal Benefit Base. Excess Withdrawals will reduce the Remaining Withdrawal Benefit Base by the greater of:
1.	the Excess Withdrawals; and

2.	the result of (a. divided by b.), multiplied by c., where:
a.	is the amount partially surrendered (including Surrender Charges, if any) and/or partially annuitized in excess of the Withdrawal Benefit Payment remaining prior to the partial surrender or partial annuitization;

b.	is the accumulated value after the Withdrawal Benefit Payment is deducted, but prior to the excess amount being partially surrendered or partially annuitized; and

c.	is the Remaining Withdrawal Benefit Base after the Withdrawal Benefit Payment is deducted, but prior to the adjustment for the excess amount.
GMWB BONUS
On each of the first 3 Contract Anniversaries We will credit the GMWB Bonus to the Withdrawal Benefit Base and the Remaining Withdrawal Benefit Base for each withdrawal option as long as no partial surrenders and/or partial annuitizations have been taken. The GMWB Bonus is equal to the total premium payments as of the Contract Anniversary multiplied by the applicable percentage below. The GMWB Bonus applicable in each of the first three contract years is as follows:

Contract Anniversary	GMWB Bonus Percentage
1	7.00%
2	6.00%
3	5.00%
The GMWB Bonus is no longer available after You make a partial surrender or partial annuitization.
The GMWB bonus is used only for purposes of calculating the Withdrawal Benefit Base and the Remaining Withdrawal Benefit Base. It will not be included in Your accumulated value.
AUTOMATIC ANNUAL GMWB STEP-UP
On each Contract Anniversary before the Annuitization Date, the automatic increase (“Step-Up”) to the Remaining Withdrawal Benefit Base and Withdrawal Benefit Base may apply. The automatic Step-Up is available until the later of the Contract Anniversary following the oldest Owner’s (or older Annuitant’s if the Owner is not a natural person) 80th birthday or 10 years after the Contract Date. As long as You continue the automatic Step-Up, You will be charged the then current rider charge.
We will automatically reset (Step-Up) the For Life Remaining Withdrawal Benefit Base and For Life Withdrawal Benefit Base to the accumulated value on the Contract Anniversary if the For Life Withdrawal Benefit Base calculated on the Contract Anniversary is less than the accumulated value on that Contract Anniversary.

We will automatically reset (Step-Up) the Investment Back Remaining Withdrawal Benefit Base and Investment Back Withdrawal Benefit Base to the accumulated value on the Contract Anniversary if the Investment Back Withdrawal Benefit Base calculated on the Contract Anniversary is less than the accumulated value on that Contract Anniversary.
RIDER CHARGE
The initial rider charge is shown on the Data Page. This rider charge will never be higher than the maximum charge shown on Your Data Page. The rider charge is based on the Investment Back Withdrawal Benefit Base and is deducted from the accumulated value at the end of each calendar quarter. If this rider is issued after the beginning of a calendar quarter, then the rider charge is pro-rated according to the number of days it is in effect during the quarter.
If the rider is terminated, a pro-rated rider charge is deducted for the period of time the rider was in effect until the date the rider terminates.
We reserve the right to increase the rider charge up to the maximum shown on Your Data Page. If the rider charge shown on Your Data Page increases You have the following options:
1.	Accept the increased rider charge and continue to receive the automatic Step-Up at each Contract Anniversary; or

2.	Decline the increased rider charge, remain at Your current rider charge for the remainder of Your contract, and do not receive any further automatic Step-Ups. If You decline the increased rider charge, You cannot receive a Step-Up at a future date.
INVESTMENT OPTION RESTRICTIONS
While this rider is in effect, We reserve the right to restrict Your Investment Options.
These restrictions may include:
1.	requiring certain Investment Options;

2.	limiting the percentages allocated to certain Investment Options;

3.	limiting transfers among Investment Options;

4.	rebalancing the Investment Options; and

5.	prohibiting the use of certain Investment Options.
DEATH PROVISION
In the event of the following:
1.	the death of the Owner (or Annuitant if the Owner is not a natural person); and

2.	there is an Investment Back Remaining Withdrawal Benefit Base; and

3.	the Accumulated Value is greater than zero;
the beneficiary(ies) may elect to receive either the Investment Back Remaining Withdrawal Benefit Base or the death benefit under the contract. If Your beneficiary(ies) elects to receive the Investment Back Remaining Withdrawal Benefit Base, We will make a series of payments in an amount and frequency acceptable to Us.

TERMINATION
We will terminate this rider when one of the following occurs:
1.	We receive Your request to terminate the rider (after the 5th Contract Anniversary);

2.	the contract terminates;

3.	the Investment Back Remaining Withdrawal Benefit Base is zero and the For Life Withdrawal Benefit Base is zero; or

4.	the contract Owner (or Annuitant if the Owner is not a natural person) is changed.
REINSTATEMENT
If this rider terminates, it may not be reinstated.

President and Chief Operating Officer
Principal Life Insurance Company Des
Moines, Iowa 50392-0001

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